UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q3 2026	Q2 2026	Changes over Q2 2026	Q3 2025	Changes over Q3 2025
Revenue	Amount	19.14	19.26	-0.6%	17.26	10.9%
	Yearly Amount	56.28	—	—	52.25	7.7%
Operating Profit	Amount	0.94	0.82	15.3%	0.64	47.9%
	Yearly Amount	2.47	—	—	1.81	36.2%
Profit before Income Tax	Amount	0.51	0.91	-44.2%	0.52	-1.9%
	Yearly Amount	2.18	—	—	1.26	73.3%
Profit	Amount	0.38	0.76	-50.1%	0.39	-1.8%
	Yearly Amount	1.68	—	—	0.81	106.7%
Profit Attributable to Owners of the Controlling Company	Amount	0.24	0.68	-64.7%	0.42	-42.6%
	Yearly Amount	1.39	—	—	0.88	57.8%

*

The above earnings information is prepared on a consolidated basis in accordance with K-IFRS, and the independent auditors’ review has not been finalized. Therefore, the earnings information is subject to change during the review process.

POSCO HOLDINGS Q3 2026 Earnings Release November 2, 2026

This presentation was prepared to release information to shareholders, investors and the community pertaining to the company’s business outcomes, financial performance and key operations. The financial and business statements provided in the presentation are based on data available at the time of its preparation. Therefore, certain statements may change due to various factors, e.g., audit adjustment and changes in market conditions. Additionally, this presentation contains forward-looking statements relating to the business, financial performance and outlook of the company and/or the industry in which it operates. The forward-looking statements set forth herein are not historical facts and are solely based on assessments, expectations and forecasts made in the present; therefore, these statements are uncertain and subject to risk. The readers of this presentation shall be aware that the forward-looking statements in this presentation may not correspond to the actual business performance of the company for various reasons, e.g., changes in the business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with potential investments to the company. The company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or the information contained herein; we do not assume liability for the information described in this presentation. DISCLAIMER

Q3 2026 Consolidated Business Performance

Improved steel profitability drove up consolidated OP by 15% QoQ, 48% YoY

Income



Revenue
Operating Profit
OP Margin
(KRW bil., %)
Q3 2025
Q2 2026
Q3 2026
17,261
639
3.7%
19,259
819
4.3%
19,141
945
4.9%

QoQ

Revenue
△118

OP Margin
+0.6%p

Operating Profit
+126

Financial Structure



Net Debt
EBITDA
Net Debt Ratio
(KRW bil., %)
Q3 2025
Q2 2026
Q3 2026
11,753
1,667
18.7%
16,106
1,908
25.1%
11,837 *
1,945
18.4%

QoQ

Net Debt
△4,269

Net Debt Ratio
△6.7%p

EBITDA
+37

※ Q3 cumulative CAPEX administered : (Consolidated) *KRW* 5.4 tril., (Separate) *KRW* 0.2 tril.

* Stake sales in listed affiliates (*KRW* 2.5 tril.), Woori Bank (*KRW* 0.7 tril.), reduction in carrying amount of foreign currency liabilities due to KRW appreciation (*KRW* 1.8 tril.), etc.

Performance before Intercompany Transaction Adjustments and Consolidated Results of Major Subsidiaries

(*KRW* billion)	Revenue			Operating Profit			Net Profit		
	Q3 2025	Q2 2026	Q3 2026	Q3 2025	Q2 2026	Q3 2026	Q3 2025	Q2 2026	Q3 2026
Consolidated Income	17,261	19,259	19,141	639	819	945	387	761[3)]	380
Steel	14,730	15,393	15,868	656	403	566	470	60	190
POSCO[1)]	8,797	9,415	9,957	585	274	455	423	56[4)]	8[5)]
Overseas	4,850	4,415	4,286	53	94	99	△1	21	31
Rechargeable Battery Materials	1,000	1,052	1,112	△42	41	△17	△116	△19	△82
POSCO FUTURE M[2)]	875	680	835	67	27	82	46	25	46
POSCO-ARGENTINA	21	108	66	△44	11	△18	△82	△31	△45
POSCO-Pilbara LITHIUM SOLUTION	53	102	86	△53	△1	△67	△63	△10	△62
Infrastructure	13,215	15,466	14,880	145	493	495	70	322	322
POSCO INTERNATIONAL[2)]	8,238	9,623	9,027	323	429	401	210	247	402
POSCO E&C[2)]	1,408	1,769	1,763	△195	44	48	△186	31	13

1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy 3) Includes *KRW* 392 bil. from PZSS and QPSS divestment
4) Includes impairment loss of *KRW* 112 bil. related to 2FINEX closure and others. 5) Impairment losses of KRW 272 bil. on high-purity nickel business, Myanmar hotel, and others.

3

Q3 Key Business Activities

Strengthening core competitiveness to drive future growth

Expanding growth drivers through new production facilities for advanced automotive steel, an integrated energy value chain, and entry into the LFP cathode business

POSCO: 8CGL groundbreaking (Sept.8)

- *KRW* 480 bil. investment in Gwangyang for a new 450Ktpa automotive galvanizing line, scheduled for completion in 2028
  - 1,900mm extra-wide, ultra-high-strength steel for larger SUVs and RVs
  - EAF-linked production of low-carbon automotive steel


8CGL 신설사

POSCO INTERNATIONAL: U.S. upstream gas assets (Sept.17)

- Acquisition of 100% shares in Chord's shale gas assets in Marcellus Basin, Pennsylvania, securing 1 Mtpa of LNG capacity
  - *USD* 550 mil. investment, equivalent to 1.3Tscf of total gas reserves
  - Immediate cash flow generation from producing assets
  - To maximize group-wide synergy, discussing year-end equity participation by POSCO


Securing Centrux trading volumes
Higher supply
Stable sales
Group-wide captivedemand
Lower freight risk
Adding LNG carriers

POSCO FUTURE M: launch of LFP cathodes business

- To meet growing ESS demand, existing production lines converted to LFP production
  - Select NCM lines at Pohang 2-2 converted to produce 50Ktpa of LFP cathodes by early 2027
- Long-term agreements signed with 3 key Korean battery makers
  - Samsung SDI: *KRW* 6 tril. for LFP cathodes and related materials (6 years)
  - SK On: *KRW* 1.1 tril. LFP cathodes (3+2 years)


<CAM plant in Pohang>

4

Q3 Key Business Activities

POSCO Argentina phase 2 completion (Oct. 6, 2026) enhances lithium as a Strategic Resource

Lithium reaches 50Ktpa output capacity

Enhanced commercial production base established 8 years since the Hombre Muerto mining rights were acquired in 2018

48Ktpa (Argentina) + downstream processing (Korea)
→ 50Ktpa capa.

Overview	Phase 2 plant completed 4,000m above sea level
Capacity	23Ktpa LC (USD 950 mil. investment) * equivalent to 25Ktpa LH
Production	Combined operation of Phase 1 (25Ktpa, 2024) and Phase 2 (25Ktpa)
Integration	Downstream processing in Korea to convert Argentine LC into LH (2027)

En route to Phases 3 & 4 expansion

Establishing a clear roadmap to reach 100Ktpa capa. by 2033, solidifying our position as a global Top 5 lithium supplier

Progress

- Permits fast-tracked and government support pledged through MOUs with the Salta and Catamarca provincial governments, accelerating project development
- Advancing Phases 3 & 4 expansion (50Ktpa) to maximize profit
  - Reduce CAPEX and enhance cost competitiveness by leveraging existing mining rights (e.g. LIS) and infrastructure (Phases 1 & 2)
  - Drive the '100Ktpa by 2033 roadmap' to meet global ESS and LFP demand

Policy· Financial Support	RIGI* approval (July) helps to lower corporate tax and gain customs duty exemptions * Régimen de Incentivo para Grandes Inversiones : The Incentive Regime for Large Investments in Argentina

Expansion Plan



Lithium hydroxide
Lithium carbonate
25
50
25
50
50
50
'24
'26
'30(f)
'33(f)

5

+233 +1.4%p +0.2%p OP improved to 4.6% on higher selling prices and greater crude steel output, despite rising coking coal costs Selling price (carbon steel) Key raw materials cost (index) '26.2Q) KRW 962K/t → ’26.3Q) KRW 982K/t (+20K/t) '26.2Q) 100 → ‘26.3Q) 104.4 (+4.4%) Logistics costs and other operating expenses declined +202 274 Q2 2026 Q3 2026 455 Higher raw materials unit price Expenses Higher production /sales volume +56 +432 △214 Higher selling price +180 87.6% 89.5% 90.9% 25.6% 27.5% 27.7% Lower expenses +1,585 +563 +159 6.6% 2.9% 4.6% 585 455 274 +1.7%p +181 +542 POSCO Production/Sales Income Revenue Operating Profit OP Margin (KRW bil., %) (KRW bil., %) Crude Steel (Kt) % of Strategic Products Sold** Utilization Rate* Sales Volume (Kt) QoQ Crude Steel (Kt) Sales Volume (Kt) Utilization Rate* % of Strategic Products Sold** QoQ Revenue OP Margin Operating Profit (KRW bil.) * Utilization Rate : crude steel production/crude steel capacity ** Carbon-reduced products and materials e.g., Hyper NO, to supply high-profit, high-growth industries

PT. Krakatau POSCO (Indonesia) POSCO Maharashtra (India) PY VINA (Vietnam) +28 △31 +18 +3 +34 OP improved on higher domestic and export sales volume, despite rising raw materials cost △19 [PT.KP] Despite lower domestic selling prices due to weak FX, OP rose on higher sales in Southeast Asia and North America and on lower depreciation due to revised estimated useful lives [P-MH] OP declined due to rainy season downturn and mill margin squeeze from lower selling prices [PY VINA] OP increased on higher sales volume from expanded exports to Australia and other markets, along with higher selling prices Revenue QoQ Operating Profit Revenue Operating Profit (KRW bil. ) Revenue QoQ Operating Profit Revenue Operating Profit (KRW bil. ) Revenue QoQ Operating Profit Revenue Operating Profit (KRW bil. ) Steel(overseas)

Income Revenue Operating Profit QoQ OP Margin (KRW bil., %) Revenue OP Margin Operating Profit + 55 +155 + 5.9%p Revenue & OP by Segment Q3 2025 Q2 2026 Q3 2026 QoQ Revenue 875 680 835 +155 Energy Material 533 328 460 +132 Base Material 342 352 375 +23 Operating Profit 67 27 82 +55 Energy Material 48 3 52 +49 Base material 19 24 30 +6 Base Material: Revenue and OP improved on higher chemical prices driven by strong oil prices and increased lime product sales Energy Material: Revenue and profit recovered on higher QoQ sales volumes for both cathodes and anodes [CAM] OP increased on higher selling prices following the 1H lithium price increase, resumed sales to existing customers, and recognition of customer compensation [AAM] Falling raw materials price suppressed selling price; however, rising QoQ sales volume continued to be driven by overseas customers. 7.6% 3.9% 9.8% POSCO FUTURE M (KRW bil.)

Lithium Subsidiaries



POSCO-Argentina (P-ARG)
Revenue
Operating Profit
QoQ
(KRW bil.)
Q3 2025
21
△44
Q2 2026
108
11
Q3 2026
66
△18
Revenue
△42
Operating Profit
△29
POSCO-Pilbara LITHIUM SOLUTION (P-PLS)
Revenue
Operating Profit
QoQ
(KRW bil.)
Q3 2025
53
△53
Q2 2026
102
△1
Q3 2026
86
△67
Revenue
△16
Operating Profit
△66
POSCO-HY Clean Metal (P-HYCM)
Revenue
Operating Profit
QoQ
(KRW bil.)
Q3 2025
35
△9
Q2 2026
56
3
Q3 2026
46
△7
Revenue
△10
Operating Profit
△10

Posted a loss due to harsh winter weather in Argentina, lower lithium and metal prices, and weak FX (*KRW* 29 bil. inventory loss)

- [P-ARG] Shift to negative balance due to temporary cold weather production cuts, equipment maintenance, and lithium price drop
- [P-PLS] OP loss grew on higher ore costs relative to selling price; seeking to improve profits by developing fine ore processing technology to optimize the production process.
- [P-HYCM] Posted a loss on lower metal prices, unfavorable FX and raw material costs driven up by U.S. black mass export restrictions

9

Income Revenue Operating Profit QoQ OP Margin (KRW bil., %) Revenue OP Margin Operating Profit Revenue & OP by Segment (KRW bil.) △596 △28 △0.02%p Q3 2025 Q2 2026 Q3 2026 QoQ Revenue 8,238 9,623 9,027 △596 Energy1) 1,225 1,308 1,472 +164 Steel Mtrl. etc.2) 7,013 8,315 7,555 △760 Operating Profit 323 429 401 △28 Energy1) 200 226 239 +13 Steel Mtrl. etc.2) 123 203 162 △41 3.9% 4.5% 4.4% OP grew 24% YoY on higher production at SENEX and Indonesian palm operations [Myanmmar] OP declined due to the base effect from increased Q2 cost recovery and unfavorable FX (QoQ △ KRW 50 bil., YoY + KRW 8 bil.) [SENEX] Gradual production ramp-up and increased supply to LNG liquefaction plants (QoQ + KRW 22 bil. , YoY + KRW 28 bil.) [Palm oil] OP increased on lower unit costs from higher PT.PAR production and initiation of commercial operations at the refining subsidiary (QoQ + KRW 7 bil., YoY + KRW 69 bil.) POSCO INTERNATIONAL 1) Consists of E&P(gas fields), LNG power/terminal 2) Consists of steel, materials/bio businesses (i.e., raw materials, food/palm, industrial materials) and consolidation adjustments

Income Revenue Operating Profit QoQ OP Margin (KRW bil., %) Revenue OP Margin Operating Profit Revenue & OP by Segment (KRW bil.) Q3 2025 Q2 2026 Q3 2026 QoQ Revenue 1,408 1,769 1,763 △6 Plant 389 493 566 +73 Infrastructure* 89 - - - Construction 886 1,235 1,156 △79 Consolidated Accounts 44 41 41 - Operating Profit △195 44 48 +4 Plant △4 △50 3 +53 Infrastructure* △191 - - - Construction 1 96 48 △48 Consolidated Accounts △1 △2 △3 △1 * Infrastructure was restructured into Plant segment in Q4 2025 △6 +4 +0.2%p △13.8% 2.5% 2.7% △195 44 1,763 48 Q3 2025 1,408 Q2 2026 Q3 2026 OP improved QoQ by managing profit-focused projects, despite fewer working days during the extreme summer heat [Plant] Profit improved on accelerated progress in group projects and reduced liquidated damages for the Poland incinerator project Q3 order value totaled KRW 4.4 tril., including KRW 1.4 tril. in mixed-use complex, offshore wind and urban redevelopment PJTs [Plant] Gochang offshore wind and group-wide volume projects (KRW 0.6 tril.) [Construction] KRW 3.8 tril. value in mega-scale mixed-use complex (Dongtan) and urban redevelopment projects (Gwangmyeong, Bundang) 1,769 POSCO E&C

(KRW billion) Summarized Consolidated Income Statement Category Q3 2025 Q2 2026 Q3 2026 QoQ Revenue 17,261 19,259 19,141 △118 Gross Profit 1,416 1,659 1,771 +112 (Gross Margin) (8.2%) (8.6%) (9.2%) (+0.6%p) SG&A 777 840 826 △14 Operating Profit 639 819 945 +126 (Operating Margin) (3.7%) (4.3%) (4.9%) (+0.6%p) Profit Before Tax 518 911 508 △403 Net Profit 387 761 380 △381 Net profit Attributable to Controlling Interest 421 685 242 △443 EBITDA 1,667 1,908 1,945 +37 (EBITDA Margin) (9.7%) (9.9%) (10.2%) (+0.3%p) EPS (KRW) 5,565 9,055 3,193 △5,862 No. of Outstanding Shares (thousand) 80,933 79,242 79,242 -

*Cash Balance represents Cash and Cash Equivalents and Short-term Financial Instruments (KRW billion) Summarized Consolidated Balance Sheet Category Q3 2025 Q2 2026 Q3 2026 QoQ Current Assets 43,584 45,224 45,533 +309 　 Cash Balance* 15,839 14,298 15,431 +1,133 　 Accounts Receivable 11,437 13,333 12,285 △1,048 　 Inventories 12,805 13,968 13,642 △326 Non-Current Assets 59,018 64,489 60,560 △3,929 　 Tangible Assets 40,914 42,894 41,376 △1,518 　 Intangible Assets 4,845 5,880 5,684 △196 　 Other LT Financial Assets 2,680 3,650 2,211 △1,439 Total Assets 102,602 109,713 106,093 △3,620 Liabilities 40,545 45,550 41,588 △3,962 　 Current Liabilities 22,269 22,807 21,735 △1,072 　 Non-Current Liabilities 18,276 22,743 19,853 △2,890 　 (Total Interest-Bearing Debt) (27,465) (30,404) (27,268) (△3,136) Shareholders’ Equity 62,057 64,163 64,505 +342 　 Controlling Interest 55,619 57,466 56,158 △1,308 Net Debt 11,753 16,106 11,837 △4,269 　 Net Debt to Equity 18.7% 25.1% 18.4% △6.7%p

National Supplier of Critical Resources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: November 2, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President